April 21, 2005

VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0404

RE:	The Goodyear Tire & Rubber Company — File Number 1-1927:
Form 10-K for the year ended December 31, 2004

Dear Mr. Hartz:

This letter is in response to your letter, dated April 8, 2005 (the “comment letter”), from Mr. John Hartz, Senior Assistant Chief Accountant of the Division of Corporation Finance, Securities and Exchange Commission, to Mr. Richard J. Kramer, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (the “Company”), regarding the comments of the Commission Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

The Company respectfully submits the following information and responses with respect to each comment contained in your comment letter.

Note 2. Restatement

1. We note your restatement adjustment related to SPT’s supply agreement and to your net deferred tax valuation allowance. Tell us whether and how these issues were addressed in your management report on internal control over financial reporting, or tell us how you determined that these errors did not constitute material weaknesses. It would not appear that you would have remediated the SPT supply agreement error as of December 31, 2004 based on the announcement you made on December 30, 2004.

Response: The restatement adjustments referenced in your comment letter (i.e. those related to the SPT supply agreement and the net deferred tax valuation allowances) were evaluated in conjunction with our management report on internal control over financial reporting; however, neither matter was determined by management to be the result of a material weakness.

Supply agreement

Management determined that the restatement adjustment related to the SPT supply agreement did not result from a material weakness in internal control over financial reporting at December 31, 2004. In making its determination management considered the likelihood of a potential recurrence, the materiality of the adjustment and the compensating controls put into place before December 31, 2004, as discussed below.

The supply agreement was entered into in 2000, that is, five years ago. In November 2004, during the US GAAP audit of the separate financial statements of SPT pursuant to Rule 3-09 of Regulation S-X, additional viewpoints by SPT’s independent registered public accounting firm were presented to Goodyear as to the substance of the supply agreement transaction. Although Goodyear believed that the accounting for the supply agreement was appropriate based on its understanding of the substance of the transaction in 2000 and forward, Goodyear reconsidered its accounting for the supply agreement in light of the views presented in November 2004, and concluded that there was a misapplication of US GAAP to this transaction back in 2000.

The restatement adjustment related to the supply agreement increased income before taxes by less than $1 million in 2004 and 2003, had no effect in 2002 and 2001 and reduced income before taxes by $6.9 million in 2000. The impact of this restatement adjustment was not considered to be material, from either a quantitative or qualitative perspective, to the Company’s consolidated financial statements for any period affected.

The Company implemented a new compensating control in 2004 that requires SPT accounting matters relating to US GAAP to be communicated, on a monthly basis, to the Company’s corporate accounting staff in Akron, Ohio. In addition, monthly meetings are now held by Goodyear’s Asia/Pacific management team as well as the corporate staff to discuss SPT’s operating results versus its annual operating plan and prior year results. Together, these new controls provide additional assurance that a similar situation is not likely to recur.

Deferred tax valuation allowance

Management determined that the restatement adjustment related to the deferred tax valuation allowance did not result from a material weakness in internal control over financial reporting at December 31, 2004. In making its determination management considered the likelihood of the potential recurrence and the materiality of the adjustment, as discussed below.

Commencing in 2002, the Company incorrectly netted certain deferred tax liabilities related to tax deductible intangible assets against deferred tax assets when initially recording its $1.2 billion valuation allowance. As the deferred tax liabilities related to these intangible assets can only be realized when the intangible assets are sold or impaired (which cannot be anticipated unless a definite plan of sale exists), the deferred tax liabilities should not have been netted against deferred tax assets. In 2004, Goodyear identified this matter and, accordingly, a restatement adjustment of $11.5 million was made to its net deferred tax valuation allowance, of which $7.2 million should have been included in the original charge of $1.2 billion.

This restatement adjustment reduced net income in 2004 by only $1.8 million and did not have a material impact on the Company’s consolidated financial statements for any period affected.

In evaluating this matter, management viewed the adjustment as an isolated event. It is unlikely that a similar situation will recur because the Company has identified all such deferred tax liabilities and has determined their impact on future provisions.

Item 9A. Controls and Procedures (Comments 2, 3 and 4)

2. In future filings, please revise your disclosure to state the changes to your internal control over financial reporting you are undertaking in fiscal year 2005 to remediate your “account reconciliation” material weakness.

3. We note that your Chief Executive Officer and Chief Financial Officer concluded your “...disclosure controls were ineffective, as of December 31, 2004 to provide reasonable assurance that information the Company must disclose in reports with the SEC is properly recorded, processed and summarized and then reported as required.” In future filings, revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are ineffective within reasonable assurance to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are ineffective. Refer to exchange Act Rules 13a-15(e) and 15d-15(e) for the full definition of disclosure controls and procedures.

4. We note your disclosure that “Other than as described above, there have been no changes in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” In future filings, revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this period covered by your report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You may then cross-reference to your discussion of the changes made.

Response to 2, 3 and 4: In future filings, the Company will revise its disclosures in order to address the matters set forth in comments 2, 3 and 4 of the comment letter.

As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission Staff to me at 330-796-0061 (fax: 330-796-2338) or Mike Peterson, Goodyear Attorney at 330-796-4141 (fax: 330-796-8836).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Thomas A. Connell
Thomas A. Connell
Vice President and Controller

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